UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SUCCESSFUL OFFERING
OF SUBORDINATED ORDINARY NOTES
Medellin, Colombia, March 4, 2009
Bancolombia S.A. (“Bancolombia") successfully completed the first issuance and offering of Bonos Ordinarios Subordinados Bancolombia (the “Subordinated Ordinary Notes”) for an aggregate principal amount of four hundred billion pesos (Ps. 400,000,000,000) (approximately US$155 million)**. This issuance and offering is the first of multiple and successive issuances of Subordinated Ordinary Notes which are limited up to an aggregate principal amount of one trillion Colombian pesos (Ps. $1,000,000,000,000) (approximately US $386 million)**.
Bancolombia offered the Subordinated Ordinary Notes with an aggregate principal amount of three hundred billion pesos (Ps. 300,000,000,000) and up to four hundred billion pesos (Ps. 400,000,000,000) if the over-allotment option was exercised. The over-allotment option was fully exercised.
The subscription for today’s offering was for Ps. 575,407,000,000 equivalent to 1.9 times the size of the offering.
The Subordinated Ordinary Notes are issued in registered form (“a la orden") and negotiable in the secondary market and have the following terms:

			AGGREGATE
SERIES	MATURITY	COUPON RATE	PRINCIPAL AMOUNT
			(Ps. Million)
A10	10 years	10.70 % E.A.	65,100
B10	10 years	IPC* + 6.45 % E.A.	125,900
B15	15 years	IPC* + 6.90 % E.A.	209,000

*	IPC: Consumer Price Index

**	Representative Market Rate: March 04, 2008 Ps. 2,588.96 = US$1

The entire proceeds from the offering will be used for general corporate purposes of Bancolombia, including all the business and operational transactions available to banking institutions in accordance with the terms and requirements established by applicable law.
The lead coordinator and lead book-running manager for the transaction was Banca de Inversión Bancolombia S.A. Corporación Financiera. Valores Bancolombia S.A. also participated in the transaction as book-running manager.
The Subordinated Ordinary Notes were rated AA+ by Duff & Phelps of Colombia.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 04, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance